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                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 1994
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per response....14.90
                                                   ---------------------------


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      6    )*
                                        -----------


                              Petrolite Corporation
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Capital Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   716723 10 1
                      ------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)                Page 1 of 9 pages

- -------------------------                           -------------------------
 CUSIP NO.   716723 10 1              13G            Page   2  of   9  Pages
          ---------------                                 ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Wm. S. Barnickel & Company
       43-6029518
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                                                   (b) / /
    *See also Note on page 7.
- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Missouri
- -----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF           5,337,360
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                      5,337,360
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER


- -----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,337,360
- -----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       47%
- -----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

       CO
- -----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------                           -------------------------
 CUSIP NO.   716723 10 1              13G            Page   3  of   9  Pages
          ---------------                                 ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael V. Janes
       ###-##-####
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                                                   (b) / /
    See also Note on page 7.
- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION


        United States of America
- -----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF              62,000
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH             5,401,660
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                         62,000
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                      5,401,660
- -----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,463,660     * See also Note on page 7.
- -----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       48%
- -----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

       IN
- -----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------------                           -------------------------
 CUSIP NO.   716723 10 1              13G            Page   4  of   9  Pages
          ---------------                                 ----    ----
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Genevieve B. Janes
       ###-##-####
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /

- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION


- -----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH                     0
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH

                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0    * See also Note on page 7.
- -----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0
- -----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

       IN
- -----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 5 of 9 pages

Item 1.

   (a) Name of Issuer:

       Petrolite Corporation
       ---------------------

   (b) Address of Issuer's Principal Executive Offices:

       369 Marshall Avenue, St. Louis, MO  63119
       -----------------------------------------

Item 2.

   (a) Name of Person Filing:

       Wm. S. Barnickel & Company; Michael V. Janes,
       --------------------------------------------
       Trustee under the Will of William S. Barnickel,
       -----------------------------------------------
       deceased; and Genevieve B. Janes, deceased
       ------------------------------------------

   (b) Address of Principal Business Office or, if none, Residence:

       P.O. Box 190189, St. Louis, MO  63119-6189
       ------------------------------------------

   (c) Citizenship:

       Missouri, as to Wm. S. Barnickel & Company,
       -------------------------------------------
       and U.S.A., as to Michael V. Janes
       -----------------------------------

   (d) Title of Class of Securities:

       Capital Stock
       -------------

   (e) CUSIP Number:

       716723 10 1
       -----------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable
        --------------

   (a) / / Broker or Dealer registered under Section 15 of the Act

   (b) / / Bank as defined in section 3(a)(6) of the Act

   (c) / / Insurance Company as defined in section 3(a)(19) of the act

                                                         Page 6 of 9 pages

   (d) / / Investment Company registered under section 8 of the Investment Company Act

   (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

   (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

   (g) / / Parent Holding Company, in accordance with section
           240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership

   (a) Amount Beneficially Owned:

       By Wm. S. Barnickel & Company:  5,337,360
       -----------------------------------------

   (b) Percent of Class:

       47%
       ---

   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
             5,337,360
             ---------
        (ii) shared power to vote or to direct the vote

             ---------
       (iii) sole power to dispose or to direct the disposition of
             5,337,360
             ---------
        (iv) shared power to dispose or to direct the disposition of

             ---------

         * See also Note on page 7.

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

                                                             Page 7 of 9 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        See Note on page 7.
        -------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable
        --------------

Item 8. Identification and Classification of Members of the Group

        See Note on page 7.
        -------------------

Item 9. Notice of Dissolution of Group

        Not applicable
        --------------

Item 10. Certification

         Not applicable
         --------------

* NOTE: Mr. Michael V. Janes and Boatmen's Trust Company, a subsidiary of Boatmen's Bancshares, Inc., are the trustees of the William S. Barnickel Trust and, under the Will of William S. Barnickel, deceased, own 90% of the stock of Wm. S. Barnickel & Co. which, in turn, owns 5,337,360 shares of Capital Stock of Petrolite Corporation. The trustees share indirect voting and dispositive power over the shares held by Wm. S. Barnickel & Co. Mr. Janes disclaims beneficial ownership of these shares.

  Additionally, Mr. Janes owns 62,000 shares of Petrolite Corporation. He also is one of two trustees of three trusts that, together, own 60,800 shares, as to which shares he shares voting and dispositive power. The second trustee is Boatmen's Trust Company. Mr. Janes also has shared voting and dispositive power over 3,500 shares which are owned directly by a child or held for the benefit of a minor child.

  Mrs. Genevieve B. Janes died on August 27, 1993. Before her death and as a trustee under the Will of William S. Barnickel, deceased, Mrs. Janes shared indirect voting and dispositive power over 5,337,360 shares of Capital Stock of Petrolite Corporation. In addition, Mrs. Janes was the settlor of a revocable trust, included in the paragraph above, which owns 19,200 shares. She shared indirect voting and dispositive power.

  Box 2(a) has been checked due to common ownership of 5,337,360 shares of Petrolite Corporation by Boatmen's Bancshares, Inc., Boatmen's

                                                        Page 8 of 9 pages


  Trust Company, Wm. S. Barnickel and Company, Michael V. Janes, and the William S. Barnickel Trust.

  The 13G filings for Boatmen's Bancshares, Inc., the Boatmen's
  Trust Company and the William S. Barnickel Trust are to be filed on or before February 14, 1994.

                                                        Page 9 of 9 pages


                                   Signatures

   After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994
      ------------------------------------


WM. S. BARNICKEL & COMPANY

By     Michael V. Janes
   ---------------------------------------
  Michael V. Janes,
  President


By     Michael V. Janes
   --------------------------------------
   Michael V. Janes,
   Individually and as Trustee